UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 22)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                    69357C503
                                    ---------
                                 (CUSIP Number)

                               Gregory D. Hitchan
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                 (415) 434-1111
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 8, 2007
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 11



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 2 of 11


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,306,112**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,306,112**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,112**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               24.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 3 of 11


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,306,112**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,306,112**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,112**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               24.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 4 of 11


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,306,112**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,306,112**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,112**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               24.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 5 of 11


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,306,112**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,306,112**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,112**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               24.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 6 of 11


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,306,112**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,306,112**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,112**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               24.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 7 of 11


Item 1.  Security and Issuer
----------------------------

This Amendment No. 22 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 4, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc. "); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"),(collectively, the "Reporting Persons").

This amendment to the Schedule 13D relates to the shares of Common Stock, no par value per share (the "Common Stock") of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2. Identity and Background
--------------------------------

There have been no changes to Item 2 since the Schedule 13D Amendment filed on July 17, 2007.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on July 17, 2007.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 8 of 11


Item 4. Purpose of Transaction
-------------------------------

Item 4 is amended to add the following:

Pursuant to the terms of the Conversion and Support Agreement dated July 16, 2007, as described in the Schedule 13D Amendment filed on July 17, 2007, the Reporting Persons effected the conversion of the Series A Convertible Preferred Stock of the Issuer in the aggregate amount of 34,901 shares of Series A Convertible Preferred Stock into 1,681,761 shares of Common Stock at a conversion price of $2.8405 per share.

The information set forth in this Item 4 is qualified in its entirety by reference to the Conversion and Support Agreement dated July 16, 2007, attached as Exhibit B to the Schedule 13D Amendment filed on July 17, 2007, and is incorporated by reference herein in its entirety.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to an update provided by the Issuer October 9, 2007, there were 21,275,476 shares of Common Stock issued and outstanding as of October 9, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,564,375 shares of the Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 12.1% of the outstanding shares of the Common Stock; (ii) 11,770 shares of the Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (iii) 2,729,967 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 12.8% of the outstanding shares of the Common Stock.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 5,306,112 shares of the Common Stock, which is 24.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, or Blum GP II.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 9 of 11


(c) Since the last filed Schedule 13D Amendment on October 4,2007 the Reporting Persons effected the following transactions in the securities of the Issuer:

As described in Item 4 above, the Reporting Persons converted the Series A Convertible Preferred Stock of the Issuer into shares of Common Stock, as follows:


                                   Conversion     # Shares      # of Shares
Entity                                Date        Series A      Common Stock
                                                  converted        Issued
-------                            ----------    -----------    -----------
Investment partnerships for         10/08/07         19,901       958,961
which Blum LP serves as the
general partner.


                                   Conversion     # Shares      # of Shares
Entity                                Date        Series A      Common Stock
                                                  converted        Issued
-------                            ----------    -----------    -----------
The limited partnerships for        10/08/07         15,000       722,800
which Blum GP II serves as the
general partner and the managing
limited partner.


(d)  Not applicable.

(e)  Not applicable.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 10 of 11


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on July 17, 2007.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 11 of 11


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2007


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Managing Member



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.,
     its General Partner


By:  /s/ Gregory D. Hitchan
    ----------------------------
     Gregory D. Hitchan, General
     Counsel and Managing Member



                                  * * * * * *
CUSIP NO. 69357C503            SCHEDULE 13D                       Page 1 of 1


                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 10, 2007


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Managing Member



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.,
     its General Partner


By:  /s/ Gregory D. Hitchan
    ----------------------------
     Gregory D. Hitchan, General
     Counsel and Managing Member